Montgomery, McCracken, Walker & Rhoads, llp

Kimberly A. Browning – Senior Counsel

U. S. Securities and Exchange Commission

May 13, 2011

Page #

PHILADELPHIA INVESTMENT PARTNERS
NEW GENERATION FUND

1233 Haddonfield-Berlin Road

Suite #7

Voorhees, NJ  08043

May 13, 2011

VIA EDGAR TRANSMISSION

Kimberly A. Browning – Senior Counsel

U. S. Securities and Exchange Commission

Division of Investment Management, Office of Disclosure and Review

100 F Street, N.E.

Washington, D.C.  20549

Re:

Philadelphia Investment Partners New Generation Fund – File Nos.  333-165401 and 811-22395

Dear Ms. Browning:

On March 4, 2011, Philadelphia Investment Partners New Generation Fund (the “Trust”) filed with the U. S. Securities and Exchange Commission (the “Commission”), Pre-Effective Amendment No. 2 to its Registration Statement on Form N-1A (“PEA No. 2”).  PEA No. 2 applied to the Trust’s one series of shares, also known as Philadelphia Investment Partners New Generation Fund (the “Fund”).  PEA No. 2 was filed to:  (i) complete the disclosures concerning the Fund as contained in the Trust’s previous filings; (ii) file the seed audit financial information for the Fund; (iii) add appropriate exhibits and consents; and (iv) respond to the comments from the Commission received on November 22, 2010.

This letter is in response to comments provided by the Staff of the Division of Investment Management during telephone conversations on March 28, 2011 and May 11, 2011 between you and Terrance James Reilly, counsel to the Trust.  In those conversations, you requested that the Trust provide Tandy representations.  Accordingly, we hereby represent, on behalf of the Trust, that:

•

The Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•

The Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or need any additional information, please do not hesitate to call Fund counsel, Terrance James Reilly of Montgomery, McCracken, Walker & Rhoads, LLP at (215) 772-7318.

Sincerely,

/s/  PETER C. ZEULI

Peter C. Zeuli

President and Treasurer